Exhibit 99.12

Notification of transactions of Directors and Persons Discharging Managerial Responsibilities (PDMRs) or Connected Persons.

Imperial Tobacco Group PLC was today advised that the following PDMR was granted Savings Related Share Options over ordinary shares of 10p each in the Company under the Imperial Tobacco Group International Sharesave Plan.

The Grant is detailed below: -

Name	Date Granted	Exercise Price per share (pounds sterling)	Number Granted

Gary Aldridge	24 June 2008	£17.50	537

T Williams

Deputy Company Secretary

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